NEWS RELEASE

NORANDA PROVIDES UPDATE ON NEGOTIATIONS WITH CHINA
MINMETALS
Period of Exclusive Negotiations Expires

TORONTO, November 16, 2004 – The Special Committee of the Board of Directors of Noranda Inc. (the “Special Committee”) today announced that the time period granted to China Minmetals Corporation (“Minmetals”) for exclusive discussions regarding the acquisition of Noranda has expired. However, discussions with Minmetals are continuing on a non-exclusive basis.

BACKGROUND
As part of a process previously disclosed, the Special Committee announced, on September 24, 2004, that Noranda had entered into an exclusive arrangement to negotiate a sale of 100% of the common shares of Noranda to Minmetals. Since that time, Minmetals has been conducting its due diligence and discussions have been taking place regarding the terms of a definitive agreement to give effect to the proposed transaction.

CURRENT SITUATION
The Special Committee has decided to allow the period of exclusivity with Minmetals to expire, without extension. In deciding not to extend the period of exclusivity, the Special Committee took into account the time elapsed since exclusivity was first granted and was mindful of the current positive metal prices, the global economic environment for commodities, the strong operational performance being achieved in the Company and the Company’s recent exploration successes.

Although the period of exclusivity with Minmetals has now expired, discussions between Noranda and Minmetals are continuing on a non-exclusive basis. In addition, the Special Committee now has the opportunity to progress other alternatives, both on a stand-alone basis and with other parties.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company’s primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD). The company’s web site can be found at www.noranda.com ‘ Brascan Corporation (TSX: BNN.A, NYSE: BNN) owns 42% of Noranda. Brascan is an asset management company. With a focus on real estate and power generation, the company has direct investments of $19 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants.

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse
Senior Vice-PresidentInvestor
Relations and Communications
Tel:   416-369-8246      e-mail:    kvyse@brascancorp.com

Note: This press release and attachments contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.